Exhibit 99.1

WASTE CONNECTIONS, INC. AND PROGRESSIVE WASTE SOLUTIONS LTD.

MERGER EXPECTED TO CLOSE ON JUNE 1ST

The Woodlands, Texas and Toronto, Ontario; May 31, 2016 — Waste Connections, Inc. (NYSE: WCN) and Progressive Waste Solutions Ltd. (NYSE: BIN) (TSX: BIN) announced today that their pending merger is expected to close on June 1, 2016, subject to satisfaction of remaining customary closing requirements.

As previously announced, immediately following the effective time of the merger, Progressive Waste Solutions Ltd. (“Progressive”) will complete a share consolidation (a reverse stock split) whereby every 2.076843 common shares of Progressive outstanding will be converted into one common share and, immediately following the consolidation, Progressive will legally change its name to Waste Connections, Inc.  (“New Waste Connections”).

As of the close of trading on May 31, 2016, shares of Waste Connections common stock will cease trading on the New York Stock Exchange under the symbol “WCN” and shares of Progressive will cease trading on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol “BIN.”  Immediately following the completion of the merger, the consolidation and the name change on June 1, 2016, common shares of New Waste Connections (formerly Progressive Waste Solutions Ltd.) are expected to commence trading on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol “WCN.”  In the event that the merger has been effected, but the consolidation and name change have not been effected prior to the opening of the market, trading in new “WCN” will be halted on both the New York Stock Exchange and the Toronto Stock Exchange until the consolidation and name change have been completed.

As a result of the transaction, stockholders of Waste Connections, Inc. immediately prior to the merger will receive one post-consolidation common share of New Waste Connections (formerly Progressive Waste Solutions Ltd.) for each outstanding share of old Waste Connections, Inc. common stock, and shareholders of Progressive immediately prior to the merger will receive one post-consolidation common share of New Waste Connections (formerly Progressive Waste Solutions Ltd.) for every 2.076843 common shares of Progressive Waste Solutions Ltd.

Forward-Looking Information

In this press release, we make a statement regarding the expected timing of the completion of the pending merger transaction between Waste Connections, Inc. and Progressive Waste Solutions Ltd. that is a “forward-looking statement” and “forward-looking information” as that term is defined in the Private Securities Litigation Reform Act of 1995 (PSLRA) and applicable securities laws in Canada.  This forward-looking statement is made pursuant to the safe harbor provisions of the PSLRA and applicable securities laws in Canada.  Actual timing may differ materially from that suggested by the forward-looking statement.  Additional information regarding factors that could cause such differences appears in filings made by Waste Connections, Inc. and by Progressive Waste Solutions Ltd. with the Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada.  Neither Waste Connections nor Progressive undertakes any obligation to update the forward-looking statement set forth in this document, which speaks as of the date hereof, unless otherwise required by applicable securities laws.

CONTACTS FOR WASTE CONNECTIONS:	CONTACT FOR PROGRESSIVE WASTE:

Worthing Jackman / (832) 442-2266	Chaya Cooperberg / (905) 532-7517
worthingj@wasteconnections.com	chaya.cooperberg@progressivewaste.com

Mary Anne Whitney / (832) 442-2253
maryannew@wasteconnections.com